UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 30, 2026, the Company announced new radiographic data from Week 104 from the completed pivotal ApproaCH Trial of once-weekly TransCon CNP (navepegritide) in children with achondroplasia. In the trial, TransCon CNP-treated children demonstrated continued improvements in lower extremity alignment through up to two years of treatment, including improvements in tibial-femoral angle (TFA). As previously reported, improvements in annualized growth velocity were maintained and ACH-specific height Z-score increased with TransCon CNP treatment through Week 104. The data were presented by Leanne M. Ward, M.D., FRCPC, Professor of Pediatrics at the University of Ottawa and Children’s Hospital of Eastern Ontario, during the 12th International Conference on Children’s Bone Health (ICCBH 2026) held in Montreal, Canada.

ApproaCH Trial Design

ApproaCH was a randomized, double-blind, placebo-controlled pivotal trial in 84 children with achondroplasia aged 2–11 years, investigating TransCon CNP (100 µg/kg once-weekly) versus placebo for 52 weeks, followed by an open-label extension (OLE) in which all participants received TransCon CNP through Week 104. Radiographic assessments of lower extremity alignment were conducted at baseline, Week 52, and Week 104.

Highlights of Radiographic Assessments at Week 104 of the Pivotal ApproaCH Trial

•	Improvements in TFA and TFA Z-scores continued through Week 104 and were greater in children with baseline TFA ≥ 5°:

•

The average TFA in all children treated with TransCon CNP during the double-blind period was 9.1° at baseline, decreasing to 7.7° at Week 52 and 6.9° at Week 104, reflecting a mean absolute change of -2.2 degrees over the two-year treatment period. In the subgroup of children with baseline TFA ≥ 5° (reflecting children with preexisting genu varum), the average TFA was 13.4° at baseline, decreasing to 11.3° at Week 52 and 9.6° at Week 104, reflecting a mean absolute change of -3.8 degrees over the two-year treatment period.

•

The average TFA in children switching from placebo to TransCon CNP treatment at Week 52 was 11.5° at baseline, increasing to 11.8° at Week 52 and decreasing with TransCon CNP treatment to 10.1° at Week 104, reflecting a mean absolute change of -1.7 degrees during the OLE period. In the subgroup of children with baseline TFA ≥ 5°, the average TFA was 18.2° at baseline, increasing to 18.7° at Week 52 and decreasing with treatment to 14.9° at Week 104, reflecting a mean absolute change of -3.8 degrees during the OLE period.

•

In children treated with TransCon CNP in the double-blind period, mean TFA Z-score was 3.62 at baseline and decreased to 3.15 at Week 52 and 2.96 at Week 104, reflecting a mean absolute change of -0.66 over the two-year treatment period. In the subgroup of children with baseline TFA ≥ 5°, mean TFA Z-score was 5.40 at baseline and decreased to 4.67 at Week 52 and 4.36 at Week 104, reflecting a mean absolute change of -1.04 over the two-year treatment period.

•

In children switching from placebo to TransCon CNP at Week 52, mean TFA Z-score was 4.08 at baseline, increased to 4.76 at Week 52, and decreased to 4.28 at Week 104, reflecting a mean absolute change of -0.48 from Week 52 to Week 104. In the subgroup of children with baseline TFA ≥ 5°, mean TFA Z-score was 6.13 at baseline, increased to 7.56 at Week 52, and decreased to 6.35 at Week 104, reflecting a mean absolute change of -1.21 from Week 52 to Week 104.

•	Results also showed that fibula-to-tibia length ratio remained stable in the overall clinical trial population during the open-label extension, reflecting proportional growth of the lower leg.

Through up to two years of treatment, TransCon CNP was generally well tolerated, with a low rate of ISRs (all mild), no symptomatic hypotension, and no acceleration of bone age. Most adverse events in TransCon CNP-treated children were mild or moderate, with none leading to treatment discontinuation or withdrawal from the trial.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: June 30, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer